Annual Report

Cover Page

Name of issuer:

Minnesota Soccer Holdings, GBC (PBC)

Legal status of issuer:

> Form: **Other**
>
> Other (specify): **Public Benefit Corporation**
>
> Jurisdiction of Incorporation/Organization: **MN**
>
> Date of organization: **3/17/2021**

Physical address of issuer:

2910 Waters Rd,
Ste 100
Eagan MN 55121

Website of issuer:

http://www.mnaurora.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$2,245,949.81	$1,171,627.21
Cash & Cash Equivalents:	$1,211,576.00	$183,676.24
Accounts Receivable:	$81,599.27	$50,958.70
Current Liabilities:	$180,037.91	$218,444.29
Non-Current Liabilities:	$264,775.00	$264,775.00
Revenues/Sales:	$1,679,452.42	$1,481,700.93
Cost of Goods Sold:	$1,309,741.62	$1,375,170.49
Taxes Paid:	$300.00	$300.00
Net Income:	($348,504.35)	($707,027.59)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Minnesota Soccer Holdings, GBC (PBC)

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

Reason for failure to comply:

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Andrea Yoch	Business Owner, Entrepreneur, Marketing	Andrea Yoch & Co	2021
Wes Burdine	Business Owner, Entrepreneur, Restauranteur	Black Hart of Saint Paul	2021
Ida Kane	Finance Executive	Lakeside Investment Ltd.	2024
Irene Quarshie	Global Operations Executive	Target Corporation	2025
Laura Bishop	Corporate Board Director	Self-Employed	2025
Allie Schmidt	Graphic Design	Marani	2021
Beth Wozniak	CEO	nVent	2025
Carley Knox	President of Business Operations	Minnesota Lynx	2025
Elizabeth Breyer Bowman	CMO/SVP Marketing	Lemonada Media	2025

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Wes Burdine	CEO	2021

~~Wes Baricho~~	~~CFO~~	~~2024~~
Saara Hassoun	CEO	2025
Saara Hassoun	President	2025
Andrea Yoch	VP / Chair of Investor Relations	2024

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering

No principal security holders.

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Minnesota Soccer Holdings, GBC ("MSH" or the "Company") is organized as a public benefit corporation under Minnesota Statutes Chapter 304A. As such, it exists to pursue a general public benefit with a particular focus on support women's soccer in Minnesota and, as such, will prioritize allocation of its resources towards that public benefit instead of towards returning profit to its shareholders.

MSH has been organized to own and operate a womens' soccer franchise (the "Franchise") to compete in the W-League, a pre-professional women's soccer league overseen by the United Soccer League (USL). There is a risk that the W-League may not be successful and MSH and the Franchise may be unable to continue operating.

The professional, pre-professional, and amateur athletics market in Minnesota is incredibly competitive, and the Franchise will compete for attendance, viewership and advertising revenue with a wide range of other entertainment and recreational activities available to potential consumers. There can be no assurance that MSH or the Franchise will be able to compete effectively, including with companies that may have greater resources than it. There is a risk that MSH and the Franchise will struggle financially and never return a profit for their investors.

profit for their investors.

MSH may need to raise additional capital in the future. Subsequent offerings may not be on the same or similar terms as this offering. Even if they are, said offerings will dilute the ownership percentage and voting power of investors in the current offering. Future offerings may provide the new investors with advantages not available to you as a previous investor.

Shares in MSH will not be registered under any federal or state securities laws and may not be resold without such registration except in reliance on an exemption from applicable state and federal registration requirements, which exemption prohibits any transfer of your Class B Shares for a period of one year, subject to limited exceptions. There is no, and there is not expected to be, any market for the sale of the MSH shares. As a result, you not be able to liquidate your investment in the Class B shares and therefore, should be prepared to assume the risks of an investment in MSH for an indefinite period of time.

While the MSH Board and Managers will engage investors on a broad variety of club matters, including naming, branding, etc., the Class B investors have limited voting rights and will need to rely on Managers for all decisions relating to the day to day operation of MSH and the Franchise. In addition, investment in MSH is structured to be made through a special purpose entity that is managed by a "Lead Investor." Although the Lead Investor is required by law to vote the Class B shares in accordance with the directions of the investors, investors will not be able to directly vote their shares in MSH. Accordingly, you should not invest in this offering unless you are willing to entrust your voting rights to the Lead Investor.

The Class B share price and valuation were arbitrarily determined by the Board and management of MSH, considering the state of the Company's business development and the general condition of the industry in the MSH and the Franchise will operate. The offering price doesn't have any direct relationship to the actual value of the assets, net worth, or other objective value criteria of MSS or the Franchise

MSH owns a subsidiary, Minnesota Aurora LLC, which is in the process of pursuing a bid to join a professional women's soccer league. If successful in obtaining a bid, it is the intent of MSH to continue to operate the Franchise, as well as own a portion of the professional team. There are costs associated with pursuing a professional team and there is no guaranty that such a franchise will ever be owned by MSH.

Allie Schmidt, Wes Burdine, Jamie Becker-Finn, and Andrea Yoch are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Class A	150,000	102,000	Yes ⌄
Common Class B	100,000	62,319	Yes ⌄
Preferred Class C	100,000	57,512	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	Total Pool: Issued:

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering	Exemption	Security	Amount Sold	Use of

Date		Type		Proceeds
12/2021	Regulation Crowdfunding	Priced Round $1,000,000		General operations
3/2025	Regulation Crowdfunding	Priced Round $843,665		General operations
6/2025	Section 4(a)(2)	Preferred stock	$50,000	General operations
6/2025	Section 4(a)(2)	Preferred stock	$1,250,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Wes Burdine
Amount Invested	$0.00
Transaction type	Priced round
Issue date	03/06/25
Relationship	Director, Officer

1,000 Common Class A Shares issued for services rendered.

Name	Andrea Yoch
Amount Invested	$0.00
Transaction type	Priced round
Issue date	03/06/25
Relationship	Director, Officer

5,000 Common Class A Shares issued for services rendered.

Name	Allison Schmidt
Amount Invested	$0.00
Transaction type	Priced round
Issue date	03/06/25
Relationship	Director, Officer

5,000 Common Class A Shares issued for services rendered.

Name	Ida Kane
Amount Invested	$0.00
Transaction type	Priced round
Issue date	03/06/25
Relationship	Director

5,000 Common Class A Shares issued for services rendered.

Name	Wesley Burdine
Amount Invested	$5,000.00
Transaction type	Priced round
Issue date	03/16/21
Relationship	Founder

Name	Matthew Privratsky
Amount Invested	$5,000.00
Transaction type	Priced round
Issue date	03/16/21
Relationship	Founder

Name	Andrea Yoch
Amount Invested	$30,000.00
Transaction type	Priced round
Issue date	03/16/21
Relationship	Founder

Name	Andrea Yoch
Amount Invested	$50,000.00
Transaction type	Priced round
Issue date	06/30/25
Relationship	Director, Officer

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.**Overview**

Minnesota's Community-Owned Women's Soccer Team

Milestones

Minnesota Soccer Holdings, GBC (PBC) was organized in the State of Minnesota in March 2021.

Since then, we have:

- This is a rare opportunity to become a legitimate owner of a soccer club in the US.

- Joining the 3080 community owners from our first round of investment

- A wildly successful first three seasons with an average attendance of over 5,000 fans.

- 2 members of the board of directors are elected by the community investors.

- We've never lost a regular season match. Seriously, in 3 seasons. Never.

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2025, the Company had revenues of $1,679,452.42 compared to the year ended December 31, 2024, when the Company had revenues of $1,481,700.93. Our gross margin was 22.01% in fiscal year 2025, and 7.19% in 2024.

- *Assets.* As of December 31, 2025, the Company had total assets of $2,245,949.81, including $1,211,576 in cash. As of December 31, 2024, the Company had $1,171,627.21 in total assets, including $183,676.24 in cash.

- *Net Loss.* The Company has had net losses of $348,504.35 and net losses of $707,027.59 for the fiscal years ended December 31, 2025 and December 31, 2024, respectively.

- *Liabilities.* The Company's liabilities totaled $444,812.91 for the fiscal year ended December 31, 2025 and $483,219.29 for the fiscal year ended December 31, 2024.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $1,340,000 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Minnesota Soccer Holdings, GBC (PBC) cash in hand is $0, as of October 2024. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $0/month, for an average burn rate of $0 per month. Our intent is to be profitable in 12 months.

There have been no material changes in our finances or operations that occurred since December 31, 2025.

Minnesota Soccer Holdings has not shown a profit yet. Our goal has been to reach a level of sustainability that can see us operate with minimal external investment. In our next three years, we plan to continue to use our capital runway to grow out the organizations operations, at times subsidizing public good community-building such as scholarships for our camps programs or our extensive community outreach presence. We will also continue to pursue external investors that will be able to operate with industry standard budgets in a more sustainable manner.

In addition to our Wefunder campaigns, we have successfully engaged individuals who have invested in our future through a Preferred Series C round. We have been in discussions and will continue to pursue an investor group that will lead the organization to a professional status. We have the funds on hand to continue current operations.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. *Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.*

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Wes Burdine, certify that:

(1) the financial statements of Minnesota Soccer Holdings, GBC (PBC) included in this Form are true and complete in all material respects ; and

(2) the financial information of Minnesota Soccer Holdings, GBC (PBC) included in this Form reflects accurately the information reported on the tax return for Minnesota Soccer Holdings, GBC (PBC) filed for the most recently completed fiscal year.

Wes Burdine
Business Owner, Entrepreneur, Restauranteur

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.mnaurora.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

- Financials 1
- Financials 2
- Financials 3
- Financials 4

Appendix D: Director & Officer Work History

- Allie Schmidt
- Andrea Yoch
- Beth Wozniak
- Carley Knox
- Elizabeth Breyer Bowman
- Ida Kane
- Irene Quarshie
- Laura Bishop
- Saara Hassoun
- Wes Burdine

Appendix E: Supporting Documents

Minnesota_Soccer_Holdings_-_A_R_AOI_-_Filed.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird MN Aurora SA 1.27.24
- SPV Subscription Agreement
- MN Aurora SA 1.27.24

Appendix C: Financial Statements

- Financials 1
- Financials 2
- Financials 3
- Financials 4

Appendix D: Director & Officer Work History

- Allie Schmidt
- Andrea Yoch
- Beth Wozniak

Carley Knox

Elizabeth Breyer Bowman

Ida Kane

Irene Quarshie

Laura Bishop

Saara Hassoun

Wes Burdine

Appendix E: Supporting Documents

Minnesota_Soccer_Holdings_-_A_R_AOI_-_Filed.pdf

Wefunder Portal will review the information you provide before we agree to submit a Annual Report to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Annual Report may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Annual Report to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Annual Report we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Annual Report that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Annual Report on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Annual Report.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

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Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Minnesota Soccer Holdings, GBC (PBC)

By

Wes Burdine
_____
Co-Founder, Board Member

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Wes Burdine
_____
Co-Founder, Board Member
4/30/2026

Saara Hassoun

President
4/30/2026

Ida Kane

Board Member
4/30/2026

Elizabeth Breyer Bowman

Board Member
4/30/2026

Allison Schmidt

Co-Founder, Board Chair
4/30/2026

Beth Wozniak

CEO nVent
4/30/2026

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.